N E W S R E L E A S E

July 26, 2018

Nevsun Announces Second Quarter 2018 Financial Results

Nevsun Resources Ltd. (TSX:NSU) (NYSE AMERICAN:NSU) (“Nevsun” or “the Company”) is pleased to report its financial results for the three and six months ended June 30, 2018. Unless otherwise noted all financial results are in millions of US dollars.

Q2 2018 Highlights

  Broke ground on the Timok Upper Zone exploration decline.
  Announced initial Timok Lower Zone inferred mineral resource of 1.7 billion tonnes grading 0.86% copper and 0.18 grams per tonne gold (0.96% copper equivalent) for 31.5 billion pounds of copper and 9.6 million ounces of gold.
  Announced Bisha open pit extension through 2022.
  Achieved copper recoveries of 69.4% with implementation of the revised reagent scheme in June.
  On track to meet full year 2018 guidance with quarterly production of 51.3 million pounds of zinc and 8.6 million pounds of copper.
  C1 cash costs(2) also within guidance at $0.71 per payable pound of zinc sold on a by-product basis.
  Revenue adversely impacted by lower zinc prices in June, resulting in downward provisional pricing adjustments.
  Unrestricted cash balance of $125.1 million at the end of the quarter, of which $110.8 million is attributable to Nevsun shareholders.

"We improved metallurgical performance at Bisha in the second quarter with the implementation of the new reagent scheme. Production volumes were down principally due to the processing of lower grade material, however we expect to revert to processing higher grade material through the balance of 2018. Most importantly, we were able to convert a portion of our extensive resources to reserves in a capital efficient, economically attractive mine life extension, which is expected to extend Bisha cashflows, reducing Timok funding requirements,” said Peter Kukielski, Chief Executive Officer.

Mr. Kukielski continued: “At Timok, the initial resource declaration for the Lower Zone confirmed the project as one of the largest copper porphyry discoveries in recent years and highlighted why we are so optimistic about the deposit’s long-term prospects. At the Upper Zone, the ground-breaking ceremony for the exploration decline demonstrated strong support from the Serbian government and other important local stakeholders. In the third quarter, we will complete the trade off study on the ramp up scenario for the Timok Upper Zone. We also continue to engage with potential strategic partners who could both invest in Nevsun and potentially bring complementary technical or other capabilities required for successful execution of the project.”

“Taken together, the solid progress and improvements this quarter at both of our key assets have increased the fundamental value of the Company, and set the stage for further value enhancement in the months ahead.”

Timok Project Update

In Q2 2018, the Company announced an initial NI 43-101 compliant inferred resource for the Timok Lower Zone with 1.7 billion tonnes grading 0.86% copper and 0.18 grams per tonne gold (0.96% copper equivalent) for 31.5 billion pounds of copper and 9.6 million ounces of gold.  The mineral resource model includes the data from the recently completed $20 million drill program and demonstrates the impressive copper grade, continuity and thickness of mineralization in the Lower Zone. A core relogging program is in progress to better define the geological constraints on this resource to be used in future economic studies. The Company expects to file a NI 43-101 Technical Report incorporating the initial resource statement for the Timok Lower Zone in Q3 2018.

Progress also continued at the Timok Upper Zone where a contract for construction of the exploration decline was awarded in the quarter and site preparation activities commenced in May 2018 in advance of construction of the portal and development of the exploration decline. Drilling also continued as part of a condemnation drill program aimed to ensure that no significant mineralization is present near proposed infrastructure. The Company has acquired 100% of the land required for development of the exploration decline and 64% of the required private land for construction of the Upper Zone project as at June 30, 2018.

A ramp-up scenario is being examined starting with initial production at 1.6 million tonnes per annum ramping up to 3.25 million tonnes per annum over a two-year period. An update on this study will be provided in the third quarter. Discussions with potential off takers and potential finance providers continue to be advanced in parallel with the feasibility study (“FS”).

The 2018 regional drilling program commenced in June and is focused on searching for additional high grade Upper Zone-style mineralization. Exploration drilling resumed in the Eastern Target 2 area 500 metres east of the Upper Zone with three holes currently in progress. Strong Upper Zone style alteration with associated pyrite, enargite and minor covellite mineralization typical of the outer edge of the Upper Zone is being encountered.  Recent work has highlighted another area immediately to the west of the Upper Zone with similar high potential.

Bisha Mine Update

The Bisha Mine maintained total quarterly material movement above five million tonnes for the third consecutive quarter. This sustained improvement in mine performance reflects the deployment of new heavy mining equipment (“HME”), and the implementation of a plan for in-pit waste dumping with favourable impacts on haulage distance. The mine is expected to continue to benefit from the in-pit waste dumping until the end of 2018. These benefits were offset by variances to the mine plan which resulted in tighter ore supply in the pit. Lower grade ore encountered outside of the reserve model on the western side of the open pit maintained the supply of primary ore to the process plant, but resulted in lower zinc feed grade in Q2 2018.

The decrease in ore milled in Q2 2018 resulted from reduced operating time for maintenance activities. This, together with reduced feed grades, resulted in zinc in concentrate produced decreasing in Q2 2018 from Q1 2018. The implementation of an alternate reagent scheme in mid-June continued to benefit copper-zinc selectivity and resulted in improved copper concentrate grade and copper recovery from Q1 2018.

2018 Outlook Update

Through the first half of 2018, the Company achieved three 2018 objectives for the Timok Project, with the completion of the pre-feasibility study, the commencement of the exploration decline and the declaration of an inferred resource on the Lower Zone. Through the second half of 2018, the Company will complete the initial study work on the Timok ramp up scenario and advance the FS, with expected completion in mid-2019. Land acquisition and permitting activities will continue to advance in parallel with a significant majority of the private land required for the Timok Project expected to be purchased in 2018.

The Company’s previously published 2018 outlook production is 210 to 240 million pounds of zinc and 20 to 30 million pounds of copper. Zinc production in the first half of the year was 122.9 million pounds. The Company expects to revert to processing higher-grade material in the second half of 2018 and remains confident that it will achieve its 2018 zinc production guidance. Copper production in the first half of the year was 17.5 million pounds and it continues tracking toward the higher end of guidance.

C1 cash costs per payable pound of zinc sold on a by-product basis are expected to be $0.60 to $0.80 in 2018. C1 cash costs on a by-product basis were $0.65 in the first half of the year and the Company expects it to remain within the expected range in 2018.

Q2 2018 Financial Review

	Q2 2018	Q1 2018	Q4 2017	Q2 2017 (Restated)(1)
Revenue (millions)	$76.4	$106.7	$80.6	$66.1
Impairment reversals (charges) (millions)	5.0	-	18.0	(69.7)
Earnings from mine operations (millions)(1)	2.4	23.4	15.0	(64.9)
Exploration expenses (millions)(1)	(1.6)	(8.2)	(10.2)	(15.2)
Net income (loss) (millions)(1)	(9.3)	0.5	2.2	(84.2)
Net loss attributable to Nevsun shareholders (millions)(1)	(9.4)	(4.5)	(3.8)	(57.9)
Basic loss per share attributable to Nevsun shareholders(1)	$(0.03)	$(0.01)	$(0.01)	$(0.19)

Unrestricted cash (millions)	$125.1	$149.6	$124.6	$171.4
Working capital (millions)	170.4	187.6	162.3	172.1

Zinc price realized, per payable pound sold(3)	$1.14	$1.51	$1.54	$1.16
C1 cash cost per payable zinc pound sold, by-product basis(2)	0.71	0.58	1.13	0.68
C1 cash cost per payable zinc pound sold, co-product basis(2)	0.84	0.79	1.23	0.92

Copper price realized, per payable pound sold	$3.09	$3.01	$3.26	$$2.65
C1 cash cost per payable copper pound sold, co-product basis(2)	1.39	1.56	2.01	1.59
(1)	Effective December 31, 2017, the Company voluntarily elected to change its accounting policy with respect to exploration and evaluation expenditures, and as such, certain financial measures have been restated. Please refer to the Company’s 2017 annual consolidated financial statements for the full accounting policy, and to the Company’s Q2 2018 interim financial statements for disclosure surrounding the effect of the change as at and for the three and six months ended June 30, 2017.
(2)	C1 cash cost per pound is a non-GAAP measure. See page 23 of the Company’s Q2 2018 MD&A for discussion of non-GAAP measures and page 6 of the Company’s Q2 2018 MD&A, Cash Costs, for explanation of per-unit costs.
(3)	Zinc price realized per payable pound sold includes provisional pricing adjustments for shipments not yet settled, including shipments in previous quarters. In Q2 2018, zinc price realized per payable pound sold of $1.14 is inclusive of downward provisional pricing and other adjustments of $0.23 per payable pound sold – see page 26 of the Company’s Q2 2018 MD&A for a reconciliation of realized metal prices.

Q2 2018 Operating Review

	Q2 2018	Q1 2018	Q4 2017	Q2 2017
Mining
Ore mined, tonnes(1)	582,000	640,000	362,000	654,000
Waste mined, tonnes	4,900,000	4,525,000	4,981,000	3,739,000
Strip ratio, using tonnes	8.4	7.1	13.8	5.7
Processing
Ore milled, tonnes	491,000	563,000	520,000	590,000
Zinc feed grade, %	6.1	7.1	6.9	5.3
Copper feed grade, %	1.1	1.2	1.2	0.8
Recovery, % of zinc	77.6	81.1	72.6	62.2
Recovery, % of copper(2)	69.4	61.5	27.4	51.6
Zinc concentrate grade, %	47.8	47.8	45.6	41.5
Copper concentrate grade, %(2)	21.5	20.9	18.7	17.4
Zinc in concentrate produced, millions of pounds	51.3	71.6	57.7	43.0
Zinc in concentrate produced, tonnes	23,300	32,500	26,100	19,500
Copper in concentrate produced, millions of pounds	8.6	8.9	3.6	5.7
Copper in concentrate produced, tonnes	3,900	4,100	1,600	2,600
Payable zinc in concentrate sold, millions of pounds	53.8	53.4	44.6	34.3
Payable zinc in concentrate sold, tonnes	24,400	24,200	20,200	15,400
Payable copper in concentrate sold, millions of pounds	4.3	7.8	3.6	7.7
Payable copper in concentrate sold, tonnes	2,000	3,500	1,600	3,500
(1)	Ore tonnes mined for the three and six months ended June 30, 2018 consisted of 582,000 and 1,222,000 tonnes of primary ore (Q2 2017 – 643,000 and 1,237,000 tonnes of primary ore and 11,000 and 68,000 tonnes of supergene ore).
(2)	This represents the copper recovery to copper concentrate from the copper flotation circuit only, and excludes copper recovered to zinc concentrates.

The Company’s Interim Financial Statements and Management’s Discussion and Analysis (“MD&A”) are available on the Company website at www.nevsun.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Q2 2018 Results Conference Call and Webcast Details

The Company will hold a conference call and webcast on Friday, July 27, 2018, at 8AM Vancouver / 11AM Toronto, New York / 4PM London, to discuss the financial and operating results.

Conference Call:

Please call in at least five minutes prior to the conference call start time to ensure prompt access to the conference. Dial in details are as follows:

North America: 1 888-390-0546 / +1 416-764-8688 / +1 778-383-7413

UK: 0800 652 2435 (toll free)

Other International: +1 416-764-8688 / +1 778-383-7413

The conference call will be available for replay by phone until Friday, August 3, 2018, by calling 1 888-390-0541 / +1 416-764-8677 and entering passcode 439304 #.

Webcast:

A live audio webcast of the conference call will be available on the Company’s website www.nevsun.com or by clicking here.

Qualified Persons Statement

Mr. Peter Manojlovic, PGeo, and Vice President Exploration of Nevsun Resources Ltd. is a Qualified Person under the terms of NI 43-101 and has reviewed the exploration and mineral resource and reserve statements of this press release and approved its dissemination.

Cautionary Notes to Investors – Resource Estimates

In accordance with applicable Canadian securities regulatory requirements, all mineral resource estimates of the Company disclosed or incorporated by reference in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects, classified in accordance with Canadian Institute of Mining Metallurgy and Petroleum's "CIM Standards on Mineral Resources and Reserves Definitions and Guidelines" (the "CIM Guidelines").

The Company uses the terms "mineral resources", and "inferred mineral resources". While those terms are recognized by Canadian securities regulatory authorities, they are not recognized by the United States Securities and Exchange Commission (the "SEC") and the SEC does not permit U.S. companies to disclose resources in their filings with the SEC.

Pursuant to the CIM Guidelines, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, however, it is reasonable to expect that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis, including any feasibility study. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone and 60.4% owner of the Timok Lower Zone in Serbia. The Timok Lower Zone is a joint venture with Freeport-McMoRan Exploration Corporation ("Freeport") which currently owns 39.6% and upon completion of any feasibility study (on the Upper or Lower Zone), Nevsun Resources Ltd. will own 46% and Freeport will own 54%. Nevsun generates cash flow from its 60% owned copper-zinc Bisha Mine in Eritrea. Nevsun is well positioned with a strong debt-free balance sheet to grow shareholder value through advancing Timok to production.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. All statements, other than statements of historical facts, are forward looking statements including statements with respect to the Company’s Bisha Mine in Eritrea and its intentions for its Timok Upper Zone Project in Serbia (the “Timok Project”). The Company also cautions the reader that the PEA previously released in September 2017 and the PFS released in March 2018 on the Timok Project that support the technical feasibility or economic viability of the Timok Project, including the marketability of the concentrate, mining method, costs, processing, metal recoveries and any other technical aspects related to the Timok Project, are preliminary in nature and there is no certainty that the PEA or the PFS will be realized.

Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements are statements concerning the Company’s current beliefs, plans, objectives and expectations about the future, including but not limited to statements and information made concerning: statements relating to the business, prospects and future activities of, and development plans related to the Company, exploration activities, the adequacy of financial resources, anticipated production, processing and recoveries of zinc and copper, mineral reserve and resource estimates, mining efficiencies and access to mineral reserves, goals, strategies, future growth, planned future acquisitions, anticipated C1 cash costs to produce zinc or copper, resolution of metallurgical challenges from variable ore materials to produce concentrate and the ability to increase processing and recovery rates of zinc and copper, achievement of and timing for achievement of any key milestones including, planned mineral movement at the Bisha Mine and other events or conditions that may occur in the future regarding the Company or its projects.

The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in project parameters; changes in costs, including labour, infrastructure, operating and production costs; future prices of copper, gold, zinc, silver and other minerals; resource estimates and variations of mineral grade or recovery rates; metallurgical challenges on the variable ore materials being processed and if the significant improvements in recovery rates of zinc and copper will be maintained or that recoveries to initial design levels will be achieved; the ability to extend mine life beyond the current mine plans; operating or technical difficulties in connection with exploration; land acquisition; mining method, production profile and mine plan; other development or mining activities, including the failure of plant, equipment or processes to operate as anticipated; performance on ore production and waste movement and improvement in mining capability; delays in exploration, development and construction activities including commencement of the decline construction as planned; changes in government legislation and regulation; the ability to maintain and renew existing licenses and permits and the ability to obtain other required licences and permits in a timely manner or at all; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business including, without limitation, other risks that are more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2017 (the “AIF”) and the Company’s management discussion and analysis for the fiscal year ended December 31, 2017 (the “MD&A”), which are incorporated herein by reference.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our AIF and MD&A, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Peter G.J. Kukielski” Peter G.J. Kukielski President & Chief Executive Officer NSU 18-22.doc	For further information, contact: David Jan - Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com